Exhibit 99.1

ADVANTAGE OIL & GAS LTD.
NOTICE OF THE SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON

SEPTEMBER 13, 2012

TO:  THE SHAREHOLDERS OF ADVANTAGE OIL & GAS LTD.

Notice is hereby given that a Special Meeting (the "Meeting") of the holders ("Shareholders") of common shares (the "Shares") of Advantage Oil & Gas Ltd. (the "Corporation") will be held in Meeting Room #3, Ernst & Young Building, 2nd Floor, 440 - 2 Avenue S.W., Calgary, Alberta, T2P 5E9, on September 13, 2012 at 3:00 p.m. (Calgary time), for the following purposes:

1.
to consider and if deemed advisable, to pass an ordinary resolution approving a stock option plan for the Corporation, all as more particularly described in the accompanying management information circular of the Corporation dated August 9, 2012 (the "Information Circular"); and

2.	to transact such further and other business as may properly come before the meeting or adjournment or adjournments hereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Information Circular.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is August 9, 2012 (the "Record Date").  Shareholders of the Corporation whose names have been entered in the register of Shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder's Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and requests, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof.  To be effective, the enclosed proxy must be deposited with Computershare Trust Company of Canada: (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) by facsimile to (416) 263-9524 or 1-866-249-7775; or (iv) through the internet at www.investorvote.com, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) thereof. If you vote through the internet you will require your 15-digit control number found on the form of proxy.

The persons named in the enclosed form of proxy are officers of the Corporation.  Each Shareholder has the right to appoint a proxyholder other than such persons, who need not be a Shareholder, to attend and to act for such Shareholder and on such Shareholder's behalf at the Meeting.  To exercise such right, the names of the nominees of Management of the Corporation should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.  If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required for delivery by the Shareholder should be delivered by facsimile to Computershare Trust Company of Canada as registrar and transfer agent of the Corporation at 1-866-249-7775.

DATED at Calgary, Alberta this 9th day of August, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF ADVANTAGE OIL & GAS LTD.

(signed) "Andy J. Mah"
Andy J. Mah
President, Chief Executive Officer and a Director

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ADVANTAGE OIL & GAS LTD.

Management Information Circular
for the Special Meeting of Shareholders
to be held on September 13, 2012

SOLICITATION OF PROXIES

This management information circular (the "Information Circular") is furnished by the officers and directors ("Management") of Advantage Oil & Gas Ltd. (the "Corporation" or "Advantage") in connection with the solicitation of proxies by the Corporation for use at the Special Meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Shares" or the "Common Shares") to be held on the 13th day of September, 2012 in Meeting Room #3, Ernst & Young Building, 2nd Floor, 440 - 2 Avenue S.W., Calgary, Alberta, T2P 5E9, at 3:00 p.m. (Calgary time) and at any adjournment(s) thereof, for the purposes set forth in the Notice of Meeting.

The Corporation is authorized to issue an unlimited number of Common Shares, each of which entitles the holder thereof to vote at meetings of Shareholders.  Each Common Share outstanding on the record date is entitled to one vote.

A Shareholder may attend the Meeting in person or may be represented by proxy.  Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof.  To be effective, the enclosed proxy must be deposited with Computershare Trust Company of Canada: (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) by facsimile to (416) 263-9524 or 1-866-249-7775; or (iv) through the internet at www.investorvote.com, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) thereof. If you vote through the internet you will require your 15-digit control number found on the form of proxy.

The board of directors (the "Board") of the Corporation has fixed the record date for the Meeting at the close of business on August 9, 2012 (the "Record Date").  Shareholders of the Corporation whose names have been entered in the register of Shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, even if the Shareholder has since that time disposed of his or her Shares, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder's Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and requests, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at August 9, 2012.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are officers of the Corporation.  Each Shareholder has the right to appoint a proxyholder other than the persons designated in the form of proxy furnished by the Corporation, who need not be a Shareholder, to attend and act for the Shareholder and on the Shareholder's behalf at the Meeting.  To exercise such right, the names of the persons designated by Management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided. If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions.

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REVOCABILITY OF PROXY

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the Management of the Corporation.  The costs incurred in the preparation and mailing of the form of proxy, Notice of Meeting and this Information Circular will be borne by the Corporation.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of Shares (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Meeting and form of proxy to the beneficial owners of such Shares.  The Corporation will provide, without cost to such persons, upon request to the Corporation, additional copies of the foregoing documents required for this purpose.

EXERCISE OF DISCRETION BY PROXY

The Shares represented by the form of proxy enclosed with the Notice of Meeting and this Information Circular will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly, but if no specification is made, the Shares will be voted in favour of the matters set forth in the proxy. If any amendments or variations are proposed at the Meeting or any adjournment thereof to matters set forth in the proxy and described in the accompanying Notice of Meeting and this Information Circular, or if any other matters properly come before the Meeting or any adjournment(s) thereof, the proxy confers upon the Shareholder's nominee discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.  At the date of this Information Circular, Management of the Corporation knows of no such amendments or variations or other matters to come before the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many public Shareholders of the Corporation, as a substantial number of the public Shareholders of the Corporation do not hold Shares in their own name.  Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose name appears on the records of the Corporation as a registered holder of Shares can be recognized and acted upon at the Meeting.  If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Corporation.  Such Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  Shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting Shares for their clients.  The Corporation does not know and cannot determine for whose benefit the Shares registered in the name of CDS & Co. are held.

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Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders.  However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge").  Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of Proxy.  The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile.  Alternatively, the Beneficial Shareholder can call a toll-free telephone number to vote the Shares held by the Beneficial Shareholder or the Beneficial Shareholder can complete an on-line voting form to vote their Shares.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Shares voted.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Shares. As at August 9, 2012, an aggregate of 168,382,838 Common Shares were issued and outstanding.  At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Share of which such Shareholder is the registered holder.

The Board has fixed the Record Date for the Meeting at the close of business on August 9, 2012.

When any Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Share, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by the registrar and transfer agent shall be entitled to such vote.

To the best of the knowledge of the directors and executive officers of the Corporation, as at August 9, 2012, there is no person or corporation that beneficially owns or controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to the issued and outstanding Shares.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of persons present not being less than two (2) in number and holding or representing not less than five per cent (5%) of the Shares entitled to be voted at the Meeting.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.

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MATTERS TO BE ACTED UPON AT THE MEETING

Approval of Stock Option Plan

General

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the adoption by the Corporation of a stock option plan (the "Plan") which will authorize the Board to grant options ("Stock Options") to purchase Common Shares to directors, officers and employees of, and consultants to the Corporation (collectively the "Optionees"). The purpose of the Plan is to develop the interest of the directors, officers and employees of, and consultants to Advantage and any of its controlled entities in the growth and development of Advantage by providing them with the opportunity to acquire a proprietary interest in Advantage.

The Corporation's restricted share performance incentive plan ("RSPIP") previously provided such an opportunity to directors, officers and employees of, and consultants to the Corporation. The Toronto Stock Exchange ("TSX") Company Manual requires that every three years after the institution of a security based compensation arrangement all unallocated rights, options or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer's directors and by the issuer's security holders. The RSPIP was originally approved by Shareholders on July 9, 2009 and, as Shareholder approval of the RSPIP was not obtained within the three year period required by the TSX, the RSPIP has expired. As a result, the Corporation cannot grant any further restricted shares ("Restricted Shares") under the RSPIP and there are no Restricted Shares outstanding as of August 9, 2012.

The Corporation has adopted a cash incentive plan to compensate for the RSPIP no longer being available for new grants of Restricted Shares and if the Plan is not approved by Shareholders at the Meeting, the cash incentive plan will remain in place and/or the Board will consider other long term incentives for directors, officers and employees of, and consultants to the Corporation.

The following summary is subject to the specific provisions of the Plan attached as Schedule "A" to this Information Circular.

Description of the Plan

Eligibility

The Plan provides for the granting of Stock Options to purchase Common Shares to directors, officers and employees of, and consultants to the Corporation.

Administration

The Plan is administered by the Board.

Limitations to the Plan

Unless otherwise approved by Shareholders, the aggregate number of Common Shares that may be issued pursuant to the exercise of Stock Options awarded under the Plan and all other share compensation arrangements of Advantage is 10% of the Common Shares outstanding from time to time. If any Stock Options granted under the Plan shall expire, terminate or be cancelled for any reason without having been exercised in full, any unpurchased Common Shares to which such Stock Options relate shall be available for the purposes of the granting of further Stock Options under the Plan.

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In addition to the limit on the aggregate number of Common Shares that may be issued pursuant to the exercise of Stock Options awarded under the Plan:

•
the number of Common Shares issued to any one person upon exercise of Stock Options awarded under the Plan and all other established or proposed share compensation arrangements of Advantage shall not exceed 10% of the outstanding Common Shares;

•
the number of Common Shares reserved for issuance at any time or issued within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of Advantage, to Insiders (as defined in the Plan) shall not exceed 10% of the outstanding Common Shares and the number of Common Shares issued within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of Advantage, to any one Insider and such Insider's associates shall not exceed 10% of the outstanding Common Shares; and

•
the participation of non-management directors in the Plan is limited to the lesser of: (a) 1.0% of the issued and outstanding Common Shares, in aggregate, for all non-management directors; and (b) an annual equity award value for each non-management director of $100,000, with the value of each Stock Option calculated at the time of grant. All Common Shares issued to non-management directors upon the exercise of Stock Options under the Plan must be held by the particular non-management director until the earlier of: (a) three (3) years from the date of issuance of such Common Shares; and (b) the retirement from the Board of the non-management director.

In determining the number of Common Shares issued within one year, the number of Common Shares will be determined on the basis of the number of Common Shares that are outstanding immediately prior to the Common Share issuance, excluding any Common Shares issued pursuant to share compensation arrangements of Advantage over the preceding one-year period.

Vesting of Stock Options

The Board may, in its sole discretion, determine the time during which Stock Options shall vest and the method of vesting, or that no vesting restriction shall exist either before or after the date of grant.

Expiry Date

All Stock Options granted pursuant to the Plan will expire on a date (the "Expiry Date") as determined by the Board at the time of the grant provided that no Stock Option may be exercised beyond three years from the time of the grant.  Any Stock Options which have not been exercised by the Expiry Date shall expire and become null and void.

Notwithstanding the foregoing:

(a)	if the Expiry Date of any Stock Option falls within:

(i)
any Blackout Period (as defined below) (the "Restricted Options"), then the Expiry Date of such Restricted Options shall, without any further action, be extended to the last day of the Black-Out Extension Term (as defined below); and

(ii)
a period that an Optionee (other than an Insider) is on a Leave of Absence (as defined below), the Expiry Date shall, without any further action, be extended to the last day of the Leave Extension Term (as defined below).

The foregoing extensions apply to all Stock Options whatever the date of grant and shall not be considered an extension of the term of the Stock Options as referred to in the Plan.  Unless approved by the Board, no Stock Options may be exercised by an Optionee during a Blackout Period.

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(b)
unless otherwise determined by the Board or unless otherwise expressly set forth in a Stock Option Agreement (as defined below), pertaining to a particular Stock Option or any written employment or consulting agreement governing an Optionee, if the Optionee ceases to be a director, officer or employee of Advantage for any reason whatsoever, other than the death or disability (as contemplated under (c) below), the Optionee may, prior to the Expiry Date and within 30 days after the Cessation Date (as defined below), exercise the Stock Options which have vested on or prior to the Cessation Date, after which time the Stock Option shall terminate; and

(c)
unless otherwise determined by the Board or unless otherwise expressly set forth in a Stock Option Agreement pertaining to a particular Stock Option or any written employment or consulting agreement governing an Optionee, if the Optionee ceases to be a director, officer or employee of Advantage as a result of the death or disability of the Optionee, the Optionee or the Optionee's personal representative or estate may, prior to the Expiry Date and within six months after the Cessation Date (as defined in the Plan), exercise the Stock Options held by the Optionee which have vested during or prior to the six month period, after which time the Stock Option shall terminate.

In the Plan, the following terms will have the following meanings:

"Black-Out Extension Term" means ten (10) Business Days from the date that any Black-Out Period ends;

"Black-Out Period" means a period of time imposed by the Board pursuant to the Insider Trading and Disclosure Policy of Advantage upon certain designated persons during which those persons may not trade in any securities of Advantage;

"Cessation Date" means the date of the Optionee's termination of, or resignation from, active employment with Advantage, regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being.  For greater certainty, a transfer of employment or services between Advantage and any of its subsidiaries or between any subsidiaries of Advantage shall not be considered an interruption or termination of the employment of an Optionee for any purpose of the Plan;

"Leave of Absence" means a period of time designated as a "leave of absence" by the Board which is in excess of three months; and

"Leave Extension Term" means that portion of the duration of the period of the Leave of Absence that is in excess of three (3) months plus ten (10) Business Days from the date that any Leave of Absence ends provided the Leave Extension Term shall not exceed one year from the Expiry Date.

Exercise Price

The exercise price (the "Exercise Price") of any Stock Option granted pursuant to the Plan shall be fixed by the Board when the Stock Option is granted, provided that such price shall not be less than the Market Price of the Common Shares on the date of the grant.  "Market Price", on any date, shall be the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the "Exchange") for the five trading days prior to the date of grant (or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, such price as is required by such stock exchange in Canada on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board).  In the event that the Common Shares are not listed and posted for trading on any stock exchange in Canada, the Exercise Price shall be determined by the Board in its sole discretion.

Assignability

The right to receive Common Shares pursuant to a Stock Option to an Optionee may only be exercised by such Optionee personally or through the Optionee's personal representative or estate and no assignment, sale, transfer, pledge or charge of a Stock Option, whether voluntary, involuntary, by operation of law or otherwise (except by will or the laws of descent and distribution), vests any interest or right in such Stock Option whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Stock Option shall terminate and be of no further force or effect.

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Exercise of Stock Option

Subject to the Plan and the applicable Stock Option Agreement (as defined in the Plan), the Optionee may:

(a)
exercise from time to time by delivery to Advantage, at its head office in Calgary, Alberta, a written notice of exercise ("Exercise Notice") specifying the number of Common Shares with respect to which the Stock Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased.  Upon exercise of the Stock Option, Advantage will, within 7 days following receipt of the Exercise Notice and payment of the purchase price, cause to be delivered to the Optionee a certificate or certificates, representing such Common Shares in the name of the Optionee or the Optionee's legal personal representative or otherwise as the Optionee may or representative may in writing direct; or

(b)
exercise the right (the "Put Right") from time to time to require Advantage to purchase all or any part of the Stock Options of the Optionee by delivery to Advantage, at its head office in Calgary, Alberta, a written notice of exercise ("Put Notice") specifying the number of Stock Options with respect to which the Put Right is being exercised.  Upon the exercise of the Put Right, Advantage will purchase from the Optionee all of the Stock Options specified in the Put Notice at a purchase price (the "Purchase Price") equal to the excess of the Current Market Price, determined on the date of receipt of the Put Notice by Advantage (the "Notice Date"), over the Exercise Price for each Stock Option being purchased under the Put Right.  Upon the exercise of the Put Right, Advantage will, at its sole election, cause to be delivered to the Optionee either: (A) a cheque or electronic deposit representing the Purchase Price; or (B) that number of Common Shares that represent a monetary value equal to the Purchase Price, within five business days of the Notice Date.  Notwithstanding the foregoing, Advantage may at its sole discretion decline to accept the exercise of a Put Right at any time.

For purposes of the above provision, the Current Market Price means the volume weighted average trading price of the Common Shares on the Exchange for the five trading days prior to the Notice Date on which at least one board lot traded as reported by the Exchange.

Effect of Certain Changes

In the event:

(a)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b)	that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities,

then, in any such case, the Board may make such adjustments to the Plan, to any Stock Options and to any Stock Option Agreements outstanding under the Plan as may be appropriate in the circumstances (including changing the Common Shares covered by each Stock Option into other securities on the same basis as Common Shares are converted into or exchangeable for such securities in any such transaction) to prevent dilution or enlargement of the rights granted to Optionees hereunder.

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Take-over Bids

If approved by the Board, Stock Option Agreements may provide that, whenever Shareholders receive a take-over bid (as defined in the Securities Act (Alberta)), which is not exempt from the take-over bid requirements of Part 13 of the Securities Act (Alberta) (or its replacement or successor provisions) (a "Take-Over Proposal"), such Stock Options may be exercised as to all or any of the Common Shares in respect of which such Stock Option has not previously been exercised (including in respect of Common Shares not otherwise vested at such time) by the Optionee (the "Take-over Acceleration Right"), but any such Stock Option not otherwise vested and deemed only to have vested in accordance with the foregoing may only be exercised for the purposes of tendering to such Take-Over Proposal.  If for any reason any such Common Shares are not so tendered or, if tendered, are not, for any reason taken up and paid for by the offeree pursuant to the Take-Over Proposal, any such Common Shares so purchased by the Optionee shall be and shall be deemed to be cancelled and returned to the treasury of Advantage, and shall be added back to the number of Common Shares, if any, remaining unexercised under the Stock Option (and shall thus be available for exercise of the Stock Option in accordance with the terms thereof) and upon presentation to Advantage of share certificates representing such Common Shares properly endorsed for transfer back to Advantage, Advantage shall refund to the Optionee all consideration paid by him or her in the initial purchase thereof.  The Take-over Acceleration Right shall commence at such time as is determined by the Board, provided that, if the Board approves the Take-over Acceleration Right but does not determine commencement and termination dates regarding same, the Take-over Acceleration Right shall commence on the date of the Take-over Proposal and end on the earlier of the expiry time of the Stock Option and the tenth (10th) day following the expiry date of the Take-over Proposal.  Notwithstanding the foregoing, the Take-over Acceleration Right may be extended for such longer period as the Board may resolve.

Change of Control

Notwithstanding any other provision in the Plan and any Stock Option Agreements, if there takes place a Change of Control, as defined below, at any time before the Expiry Date, Advantage shall give notice of such Change of Control to all Optionees.  Each Optionee shall have the right, whether or not such notice is given to it by Advantage, to exercise all Stock Options to purchase all of the Common Shares optioned to them (whether vested or unvested), which have not previously been purchased in accordance with the Plan and any Stock Option Agreements.  All Stock Options not exercised prior to the effective date determined by the Board shall be and shall be deemed to have been cancelled and shall be of no further force or effect.  If for any reason such Change of Control is not effected, any such Common Shares so purchased by an Optionee shall be, and be deemed to be, cancelled and returned to the treasury of Advantage, shall be added back to the number of Stock Options, if any, remaining unexercised and upon presentation to Advantage of the Common Share certificates representing such Common Shares properly endorsed for transfer back to Advantage, Advantage shall refund the Optionee all consideration paid by the Optionee in the initial purchase thereof.

In the Plan, a "Change of Control" means:

(a)
the acceptance and sale by the Shareholders representing in the aggregate more than fifty (50%) percent of all issued and outstanding Common Shares of any offer, whether by way of a takeover bid or otherwise, for all or any of the Common Shares; or

(b)
the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares), directly or indirectly, of the beneficial ownership of such number of Common Shares or rights to acquire Common Shares, which together with such person's then owned Common Shares or rights to acquire Common Shares, if any, represent (assuming the full exercise of such rights to acquire Common Shares) more than fifty (50%) percent of the combined voting rights of the Common Shares, together with the Common Shares that would be outstanding on the full exercise of the rights to acquire Common Shares and such person's previously owned rights to acquire Common Shares; or

(c)
the closing of a transaction whereby Advantage merges, consolidates, amalgamates, is arranged or absorbed by or into another person, and as a result of such transaction, the Shareholders prior to the transaction, as the case may be, own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

(d)
the passing of a resolution by the Board, or Shareholders to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement; or

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(e)
individuals who were members of the Board immediately prior to a meeting of the shareholders of Advantage involving a contest for the election of directors, shall not constitute a majority of the board of directors following such election; or

(f)
the sale or disposition by Advantage of all or substantially all of its assets located at Glacier, Alberta, including any bona fide reorganization transaction pursuant to which the Shareholders exchange their Common Shares for the securities of one or more other entities, whether affiliated with Advantage or not;

No Rights as a Shareholder

An Optionee shall not have any of the rights or privileges of Shareholders in respect of any Common Shares issuable upon exercise of a Stock Option until certificates representing such Common Shares have been issued and delivered.

Option Agreement

A written agreement will be entered into between Advantage and each Optionee to whom a Stock Option is granted hereunder (a "Stock Option Agreement"), which agreement will set out the number of Common Shares subject to option, the Exercise Price, the vesting dates, the Expiry Date and any other terms approved by the Board, all in accordance with the provisions of the Plan.  The agreement will be in the form of agreement as the Board may from time to time approve or authorize the officers of Advantage to enter into, and may contain such terms as may be considered necessary in order that the Stock Option will comply with any provisions respecting Stock Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Stock Option is granted may from time to time be a resident or citizen, or the rules of any regulatory body having jurisdiction over Advantage.  All option agreements entered into and remaining outstanding prior to the effective date of the Plan continue with full force and effect unamended by the Plan.

Amendment or Discontinuance of the Plan

The Plan and any Stock Options granted pursuant to the Plan may be amended, modified or terminated by the Board without approval of the Shareholders subject to any required approval of the Exchange.  Notwithstanding the foregoing, the Plan or any Stock Options may not be amended without shareholder approval to:

(a)	increase the number of Common Shares reserved for issuance under the Plan or the Plan maximum as described under "Limitations to the Plan";

(b)	reduce the Exercise Price of any Stock Option granted pursuant to the Plan;

(c)	extend the Expiry Date of any outstanding Stock Options other than as permitted pursuant to the Plan;

(d)	amend the limitations to the Plan to increase the entitlements of non-management directors under the Plan;

(e)	permit an Optionee to transfer or assign Stock Options to a new beneficial holder, other than for estate settlement purposes;

(f)	any amendment to increase the number of Common Shares that may be issued to Insiders above the restrictions described under "Limitations to the Plan"; or

(g)	amend this provision of the Plan.

In addition, no amendment to the Plan or Stock Options granted pursuant to the Plan may be made without the consent of the Optionee, if it adversely alters or impairs the rights of any Optionee in respect of any Stock Option previously granted to such Optionee under the Plan.

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Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading.  Any Stock Options granted prior to such approval shall be conditional upon such approval being given and no such Stock Options may be exercised unless such approval, if required, is given.

Withholding Taxes

When an Optionee or other person becomes entitled to receive Common Shares hereunder, Advantage shall have the right to require the Optionee or such other person to remit to Advantage an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Board or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a)	the tendering by the Optionee of cash payment to Advantage in an amount equal to the total withholding tax obligation; or

(b)
the withholding by Advantage from the Common Shares otherwise due to the Optionee such number of Common Shares as it determines are required to be sold by Advantage, as trustee, to satisfy the total withholding tax obligation (net of selling costs). The Optionee consents to such sale and grants to Advantage an irrevocable power of attorney to effect the sale of such Common Shares and acknowledges and agrees that Advantage does not accept responsibility for the price obtained on the sale of such Common Shares; or

(c)	the withholding by Advantage from any cash payment otherwise due to the Optionee as is required for the amount of the total withholding tax obligation;

provided, however, that the sum of any cash so paid or withheld and the Fair Market Value (as defined below) of any Common Shares so withheld is sufficient to satisfy the total withholding tax obligation.

"Fair Market Value" with respect to a Common Share, as at any date means the weighted average of the prices at which the Common Shares traded on the Exchange (or, if the Common Shares are not then listed and posted for trading on the Exchange or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board of Directors in its sole discretion) for the five (5) trading days on which the Common Shares traded on the said exchange immediately preceding such date. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Board in its sole discretion, acting reasonably and in good faith.

Optionees (or their beneficiaries) shall be responsible for all taxes with respect to any Stock Options granted under the Plan. The Board and Advantage make no guarantees to any person regarding the tax treatment of Stock Options or payments made under the Plan and none of Advantage, nor any of its employees or representatives shall have any liability to an Optionee (or its beneficiaries) with respect thereto.

Outstanding Stock Options

As at the date hereof, the Corporation does not have any Stock Options outstanding. Pursuant to the Plan, Stock Options may be granted prior to approval by the Shareholders of the Plan, provided that such grant is conditional upon approval of Shareholders of the Plan and the ratification of such grant by Shareholders.

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Approval Required

Shareholders will be asked at the Meeting to consider and, if thought advisable, to approve the Plan. Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution in the following form:

"BE IT RESOLVED as an ordinary resolution of the shareholders of Advantage Oil & Gas Ltd. ("Advantage") that:

1.
the stock option plan of Advantage, on the terms described in and in the form attached as Schedule "A" to the management information circular of Advantage dated August 9, 2012 be and the same is hereby authorized and approved and adopted as the stock option plan of Advantage;

2.
any one director or officer of Advantage be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution; and

3.
notwithstanding that this resolution has been passed by the shareholders of Advantage, the directors of Advantage are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of Advantage, at any time if such revocation is considered necessary or desirable by the directors."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders in person or by proxy at the Meeting on such resolution. It is the intention of Management to vote proxies "FOR" approval of the ordinary resolution above, unless otherwise directed.

EXECUTIVE COMPENSATION

A summary of Advantage's executive compensation program for the financial year ended December 31, 2011 and certain other information is contained in Schedule "B" to this Information Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, or former directors, officers or employees of the Corporation nor any of its associates or affiliates is now or has been indebted to the Corporation or any of its subsidiaries since the commencement of the last completed fiscal year, nor is, or at any time since the beginning of the most recently completed financial year has, any indebtedness of any such person been subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as disclosed herein, the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer since the beginning of the most recently completed financial year or nominee for director of the Corporation, or of any associate or affiliate of the foregoing, in respect of any matter to be acted on at the Meeting.

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OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information respecting the Corporation is available on SEDAR at www.sedar.com. Financial information respecting the Corporation is provided in the Corporation's comparative consolidated financial statements and management's discussion and analysis for its most recently completed financial year.  Shareholders can access this information on SEDAR, on Advantage's website at www.advantageog.com or by request to the Vice President, Finance of the Corporation at the following address: Advantage Oil & Gas Ltd., Suite 700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

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SCHEDULE "A"

STOCK OPTION PLAN

1.	Purpose of Plan

The purpose of this plan (the "Plan") is to develop the interest of the directors, officers and employees of, and consultants to (collectively the "Optionees") Advantage Oil & Gas Ltd. and any of its controlled entities, such as a subsidiary, partnership or trust (collectively "Advantage") in the growth and development of Advantage by providing them with the opportunity to acquire a proprietary interest in Advantage.

2.	Administration

The Plan will be administered by the Board.

3.	Granting of Stock Options

The Board may from time to time grant options ("Stock Options") to purchase common shares of Advantage ("Common Shares") to the Optionees and fix the number of Common Shares subject to option to each Optionee.

4.	Limitations to the Plan

Notwithstanding any other provision of the Plan:

(a)
unless otherwise approved by the shareholders of Advantage (the "Shareholders"), the aggregate number of Common Shares that may be issued pursuant to the exercise of Stock Options awarded under the Plan and all other share compensation arrangements of Advantage is 10% of the Common Shares outstanding from time to time. Stock Options may be granted under this Plan prior to approval by the Shareholders of this Plan or any increase in the number of Common Shares issuable hereunder, provided that such grant is conditional upon approval of Shareholders of this Plan or an increase in the number of Common Shares issuable, as the case may be. If any Stock Options granted under this Plan shall expire, terminate or be cancelled for any reason without having been exercised in full, any unpurchased Common Shares to which such Stock Options relate shall be available for the purposes of the granting of further Stock Options under this Plan;

(b)
the number of Common Shares issued to any one person upon exercise of Stock Options awarded under the Plan and all other established or proposed share compensation arrangements of Advantage shall not exceed 10% of the outstanding Common Shares;

(c)
the number of Common Shares reserved for issuance at any time or issued within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of Advantage, to Insiders (as defined in Section 20) shall not exceed 10% of the outstanding Common Shares and the number of Common Shares issued within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of Advantage, to any one Insider and such Insider's associates shall not exceed 10% of the outstanding Common Shares; and

(d)
the participation of non-management directors in the Plan is limited to the lesser of (a) 1.0% of the issued and outstanding Common Shares, in aggregate, for all non-management directors; and (b) an annual equity award value for each non-management director of $100,000, with the value of each Stock Option calculated at the time of grant.  All Common Shares issued to non-management directors upon the exercise of Stock Options under the Plan must be held by the particular non-management director until the earlier of: (a) three (3) years from the date of issuance of such Common Shares; and (b) the retirement from the Board of the non-management director.

In determining the number of Common Shares issued within one year for the purposes of subclause (c) above, the number of Common Shares shall be determined on the basis of the number of Common Shares that are outstanding immediately prior to the Common Share issuance, excluding any Common Shares issued pursuant to share compensation arrangements of Advantage over the preceding one-year period.

5.	Vesting of Stock Options

The Board may, in its sole discretion, determine the time during which Stock Options shall vest and the method of vesting, or that no vesting restriction shall exist either before or after the date of grant.

6.	Expiry Date

All Stock Options granted pursuant to this Plan will expire on a date (the "Expiry Date") as determined by the Board at the time of the grant provided that no Stock Option may be exercised beyond three years from the time of the grant.  Any Stock Options which have not been exercised by the Expiry Date shall expire and become null and void.  Notwithstanding the foregoing:

(a)	if the Expiry Date of any Stock Option falls within:

(i)
any Blackout Period (as defined in Section 19) (the "Restricted Options"), then the Expiry Date of such Restricted Options shall, without any further action, be extended to the last day of the Black-Out Extension Term;

(ii)
a period that an Optionee (other than an Insider) is on a Leave of Absence (as defined in Section 19), the Expiry Date shall, without any further action, be extended to the last day of the Leave Extension Term.

The foregoing extensions apply to all Stock Options whatever the date of grant and shall not be considered an extension of the term of the Stock Options as referred to in Section 16 hereof.  Unless approved by the Board, no Stock Options may be exercised by an Optionee during a Blackout Period.

(b)
unless otherwise determined by the Board or unless otherwise expressly set forth in a Stock Option Agreement (as defined in Section 19), pertaining to a particular Stock Option or any written employment or consulting agreement governing an Optionee, if the Optionee ceases to be a director, officer or employee of Advantage for any reason whatsoever, other than the death or disability (as contemplated under (c)), the Optionee may, prior to the Expiry Date and within 30 days after the Cessation Date (as defined in Section 19), exercise the Stock Options which have vested on or prior to the Cessation Date, after which time the Stock Option shall terminate; and

(c)
unless otherwise determined by the Board or unless otherwise expressly set forth in a Stock Option Agreement pertaining to a particular Stock Option or any written employment or consulting agreement governing an Optionee, if the Optionee ceases to be a director, officer or employee of Advantage as a result of the death or disability of the Optionee, the Optionee or the Optionee's personal representative or estate may, prior to the Expiry Date and within six months after the Cessation Date (as defined in Section 19), exercise the Stock Options held by the Optionee which have vested during or prior to the six month period, after which time the Stock Option shall terminate.

7.	Exercise Price

The exercise price (the "Exercise Price") of any Stock Option granted pursuant to the Plan shall be fixed by the Board when the Stock Option is granted, provided that such price shall not be less than the Market Price of the Common Shares on the date of the grant.  "Market Price", on any date, shall be the volume weighted average trading price of the Common Shares on the Exchange (as defined in Section 19) for the five trading days prior to the date of grant (or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, such price as is required by such stock exchange in Canada on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board).  In the event that the Common Shares are not listed and posted for trading on any stock exchange in Canada, the Exercise Price shall be determined by the Board in its sole discretion.

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8.	Non-assignability

The right to receive Common Shares pursuant to a Stock Option to an Optionee may only be exercised by such Optionee personally or through the Optionee's personal representative or estate and no assignment, sale, transfer, pledge or charge of a Stock Option, whether voluntary, involuntary, by operation of law or otherwise (except by will or the laws of descent and distribution), vests any interest or right in such Stock Option whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Stock Option shall terminate and be of no further force or effect.

9.	Exercise of Stock Option

(a)	Subject to the Plan and the applicable Stock Option Agreement, the Optionee may:

(i)
exercise from time to time by delivery to Advantage, at its head office in Calgary, Alberta, a written notice of exercise ("Exercise Notice") specifying the number of Common Shares with respect to which the Stock Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased.  Upon exercise of the Stock Option, Advantage will, within 7 days following receipt of the Exercise Notice and payment of the purchase price, cause to be delivered to the Optionee a certificate or certificates, representing such Common Shares in the name of the Optionee or the Optionee's legal personal representative or otherwise as the Optionee may or representative may in writing direct; or

(ii)
exercise the right (the "Put Right") from time to time to require Advantage to purchase all or any part of the Stock Options of the Optionee by delivery to Advantage, at its head office in Calgary, Alberta, a written notice of exercise ("Put Notice") specifying the number of Stock Options with respect to which the Put Right is being exercised.  Upon the exercise of the Put Right, Advantage will purchase from the Optionee all of the Stock Options specified in the Put Notice at a purchase price (the "Purchase Price") equal to the excess of the Current Market Price, determined on the date of receipt of the Put Notice by Advantage (the "Notice Date"), over the Exercise Price for each Stock Option being purchased under the Put Right.  Upon the exercise of the Put Right, Advantage will, at its sole election, cause to be delivered to the Optionee either: (A) a cheque or electronic deposit representing the Purchase Price; or (B) that number of Common Shares that represent a monetary value equal to the Purchase Price, within five business days of the Notice Date.  Notwithstanding the foregoing, Advantage may at its sole discretion decline to accept the exercise of a Put Right at any time.

For purposes of this Section 9, the Current Market Price means the volume weighted average trading price of the Common Shares on the Exchange for the five trading days prior to the Notice Date on which at least one board lot traded as reported by the Exchange.

10.	Effect of Certain Changes

In the event:

(a)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

3

(b)	that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities,

then, in any such case, the Board may make such adjustments to the Plan, to any Stock Options and to any Stock Option Agreements outstanding under the Plan as may be appropriate in the circumstances (including changing the Common Shares covered by each Stock Option into other securities on the same basis as Common Shares are converted into or exchangeable for such securities in any such transaction) to prevent dilution or enlargement of the rights granted to Optionees hereunder.

11.	Take-over Bids

If approved by the Board, Stock Option Agreements may provide that, whenever Shareholders receive a take-over bid (as defined in the Securities Act (Alberta), which is not exempt from the take-over bid requirements of Part 13 of the Securities Act (Alberta) (or its replacement or successor provisions) (a "Take-Over Proposal"), such Stock Options may be exercised as to all or any of the Common Shares in respect of which such Stock Option has not previously been exercised (including in respect of Common Shares not otherwise vested at such time) by the Optionee (the "Take-over Acceleration Right"), but any such Stock Option not otherwise vested and deemed only to have vested in accordance with the foregoing may only be exercised for the purposes of tendering to such Take-Over Proposal.  If for any reason any such Common Shares are not so tendered or, if tendered, are not, for any reason taken up and paid for by the offeree pursuant to the Take-Over Proposal, any such Common Shares so purchased by the Optionee shall be and shall be deemed to be cancelled and returned to the treasury of Advantage, and shall be added back to the number of Common Shares, if any, remaining unexercised under the Stock Option (and shall thus be available for exercise of the Stock Option in accordance with the terms thereof) and upon presentation to Advantage of share certificates representing such Common Shares properly endorsed for transfer back to Advantage, Advantage shall refund to the Optionee all consideration paid by him or her in the initial purchase thereof.  The Take-over Acceleration Right shall commence at such time as is determined by the Board, provided that, if the Board approves the Take-over Acceleration Right but does not determine commencement and termination dates regarding same, the Take-over Acceleration Right shall commence on the date of the Take-over Proposal and end on the earlier of the expiry time of the Stock Option and the tenth (10th) day following the expiry date of the Take-over Proposal.  Notwithstanding the foregoing, the Take-over Acceleration Right may be extended for such longer period as the Board may resolve.

12.	Change of Control

Notwithstanding any other provision in this Plan and any Stock Option Agreements, if there takes place a Change of Control, as defined below, at any time before the Expiry Date, Advantage shall give notice of such Change of Control to all Optionees.  Each Optionee shall have the right, whether or not such notice is given to it by Advantage, to exercise all Stock Options to purchase all of the Common Shares optioned to them (whether vested or unvested), which have not previously been purchased in accordance with the Plan and any Stock Option Agreements.  All Stock Options not exercised prior to the effective date determined by the Board shall be and shall be deemed to have been cancelled and shall be of no further force or effect.  If for any reason such Change of Control is not effected, any such Common Shares so purchased by an Optionee shall be, and be deemed to be, cancelled and returned to the treasury of Advantage, shall be added back to the number of Stock Options, if any, remaining unexercised and upon presentation to Advantage of the Common Share certificates representing such Common Shares properly endorsed for transfer back to Advantage, Advantage shall refund the Optionee all consideration paid by the Optionee in the initial purchase thereof.

13.	No Rights as a Shareholder

An Optionee shall not have any of the rights or privileges of a shareholder of Advantage in respect of any Common Shares issuable upon exercise of a Stock Option until certificates representing such Common Shares have been issued and delivered.

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14.	Option Agreement

A written agreement will be entered into between Advantage and each Optionee to whom a Stock Option is granted hereunder (a "Stock Option Agreement"), which agreement will set out the number of Common Shares subject to option, the Exercise Price, the vesting dates, the Expiry Date and any other terms approved by the Board, all in accordance with the provisions of this Plan.  The agreement will be in the form of agreement as the Board may from time to time approve or authorize the officers of Advantage to enter into, and may contain such terms as may be considered necessary in order that the Stock Option will comply with any provisions respecting Stock Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Stock Option is granted may from time to time be a resident or citizen, or the rules of any regulatory body having jurisdiction over Advantage.  All option agreements entered into and remaining outstanding prior to the effective date of the Plan continue with full force and effect unamended by the Plan.

15.	Amendment or Discontinuance of the Plan

This Plan and any Stock Options granted pursuant to the Plan may be amended, modified or terminated by the Board without approval of the Shareholders subject to any required approval of the Exchange.  Notwithstanding the foregoing, the Plan or any Stock Options may not be amended without shareholder approval to:

(a)	increase the number of Common Shares reserved for issuance under the Plan or the Plan maximum pursuant to Section 4 hereof;

(b)	reduce the Exercise Price of any Stock Option granted pursuant to the Plan;

(c)	extend the Expiry Date of any outstanding Stock Options other than as permitted pursuant to the Plan;

(d)	amend Section 4(d) to increase the entitlements of non-management directors under the Plan;

(e)	permit an Optionee to transfer or assign Stock Options to a new beneficial holder, other than for estate settlement purposes;

(f)	any amendment to increase the number of Common Shares that may be issued to Insiders above the restrictions contained in Section 4; or

(g)	amend this Section 15.

In addition, no amendment to the Plan or Stock Options granted pursuant to the Plan may be made without the consent of the Optionee, if it adversely alters or impairs the rights of any Optionee in respect of any Stock Option previously granted to such Optionee under the Plan.

16.	Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading.  Any Stock Options granted prior to such approval shall be conditional upon such approval being given and no such Stock Options may be exercised unless such approval, if required, is given.

17.	Common Shares Duly Issued

Common Shares issued upon the exercise of a Stock Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon payment thereof in accordance with the terms of the particular agreement.

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18.	Withholding Taxes

When an Optionee or other person becomes entitled to receive Common Shares hereunder, Advantage shall have the right to require the Optionee or such other person to remit to Advantage an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Board of Directors or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a)	the tendering by the Optionee of cash payment to Advantage in an amount equal to the total withholding tax obligation; or

(b)
the withholding by Advantage from the Common Shares otherwise due to the Optionee such number of Common Shares as it determines are required to be sold by Advantage, as trustee, to satisfy the total withholding tax obligation (net of selling costs). The Optionee consents to such sale and grants to Advantage an irrevocable power of attorney to effect the sale of such Common Shares and acknowledges and agrees that Advantage does not accept responsibility for the price obtained on the sale of such Common Shares; or

(c)	the withholding by Advantage from any cash payment otherwise due to the Optionee as is required for the amount of the total withholding tax obligation;

provided, however, that the sum of any cash so paid or withheld and the Fair Market Value (as defined in Section 20) of any Common Shares so withheld is sufficient to satisfy the total withholding tax obligation.

Optionees (or their beneficiaries) shall be responsible for all taxes with respect to any Stock Options granted under the Plan. The Board and Advantage make no guarantees to any person regarding the tax treatment of Stock Options or payments made under the Plan and none of Advantage, nor any of its employees or representatives shall have any liability to an Optionee (or its beneficiaries) with respect thereto.

19.	Certain Definitions

In this Plan the following terms shall have the meaning set forth below:

(a)	"Black-Out Extension Term" means ten (10) Business Days from the date that any Black-Out Period ends;

(b)
"Black-Out Period" means a period of time imposed by the Board pursuant to the Insider Trading and Disclosure Policy of Advantage upon certain designated persons during which those persons may not trade in any securities of Advantage;

(c)	"Board" means the Board of Directors of Advantage;

(d)	"Business Day" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(e)
"Cessation Date" means the date of the Optionee's termination of, or resignation from, active employment with Advantage, regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being.  For greater certainty, a transfer of employment or services between Advantage and any of its subsidiaries or between any subsidiaries of Advantage shall not be considered an interruption or termination of the employment of an Optionee for any purpose of the Plan;

(f)	"Change of Control" means:

(i)
the acceptance and sale by the Shareholders representing in the aggregate more than fifty (50%) percent of all issued and outstanding Common Shares of any offer, whether by way of a takeover bid or otherwise, for all or any of the Common Shares; or

6

(ii)
the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares), directly or indirectly, of the beneficial ownership of such number of Common Shares or rights to acquire Common Shares, which together with such person's then owned Common Shares or rights to acquire Common Shares, if any, represent (assuming the full exercise of such rights to acquire Common Shares) more than fifty (50%) percent of the combined voting rights of the Common Shares, together with the Common Shares that would be outstanding on the full exercise of the rights to acquire Common Shares and such person's previously owned rights to acquire Common Shares; or

(iii)
the closing of a transaction whereby Advantage merges, consolidates, amalgamates, is arranged or absorbed by or into another person, and as a result of such transaction, the Shareholders prior to the transaction, as the case may be, own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

(iv)
the passing of a resolution by the Board, or Shareholders to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement; or

(v)
individuals who were members of the Board immediately prior to a meeting of the shareholders of Advantage involving a contest for the election of directors, shall not constitute a majority of the board of directors following such election; or

(vi)
the sale or disposition by Advantage of all or substantially all of its assets located at Glacier, Alberta, including any bona fide reorganization transaction pursuant to which the Shareholders exchange their Common Shares for the securities of one or more other entities, whether affiliated with Advantage or not;

(g)	"Exchange" means the Toronto Stock Exchange;

(h)
"Fair Market Value" with respect to a Common Share, as at any date means the weighted average of the prices at which the Common Shares traded on the Exchange (or, if the Common Shares are not then listed and posted for trading on the Exchange or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board of Directors in its sole discretion) for the five (5) trading days on which the Common Shares traded on the said exchange immediately preceding such date. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Board in its sole discretion, acting reasonably and in good faith;

(i)	"Insider" has the meaning set forth in the applicable rules of the Exchange for this purpose;

(j)	"Leave of Absence" means a period of time designated as a "leave of absence" by the Board which is in excess of three months;

(k)
"Leave Extension Term" means that portion of the duration of the period of the Leave of Absence that is in excess of three (3) months plus ten (10) Business Days from the date that any Leave of Absence ends provided the Leave Extension Term shall not exceed one year from the Expiry Date;

(l)	"Stock Option Agreement" has the meaning ascribed thereto in Section 15.

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20.	Effective Date

This Plan shall take effect on August 8, 2012, subject to the acceptance of the Plan by the Exchange and any other relevant regulatory authorities and approval of the Shareholders.

8

SCHEDULE "B"

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

General

This Compensation Discussion and Analysis describes the executive compensation program for the financial year ended December 31, 2011 applicable to Advantage's President and Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and the three (3) other most highly compensated executive officers of Advantage who were serving as executive officers at December 31, 2011 and whose total salary and bonus exceeds $150,000 (collectively referred to as the "Named Executive Officers").

This Compensation Discussion and Analysis is intended to discuss Advantage's objectives to executive compensation, the roles and responsibilities of Advantage's Human Resources, Compensation and Corporate Governance Committee (the "Compensation Committee" or the "Human Resources, Compensation and Corporate Governance Committee") in determining and approving executive compensation, Advantage's philosophy and process for executive compensation, and the elements of compensation.

All references to the RSPIP in this Compensation Discussion and Analysis are applicable to Advantage's executive compensation program for the financial year ended December 31, 2011. As noted in this Information Circular under "Matters to be Acted Upon at the Meeting - Approval of Stock Option Plan", the RSPIP has expired. As a result, the Corporation cannot grant any further Restricted Shares under the RSPIP and there are no Restricted Shares outstanding as of August 9, 2012. At the Meeting Shareholders will be asked to consider and, if deemed advisable, approve the adoption by the Corporation of the Plan, which will provide for long-term equity based compensation for directors, officers and employees of, and consultants to Advantage and any of its controlled entities. See "Matters to be Acted Upon at the Meeting - Approval of Stock Option Plan".

The Arrangement with the Trust

Prior to completion of a plan of arrangement (the "Arrangement") between Advantage, the Trust and certain other entities, which closed on July 9, 2009, the Corporation was a subsidiary and the administrator of the Trust and all of the employees of the Trust were employed by Advantage.  Pursuant to the Arrangement, the Corporation acquired all of the assets and assumed all of the liabilities of the Trust upon its dissolution in connection with the Arrangement and the Corporation became a reporting issuer in each of the provinces of Canada.  The former holders of trust units (the "Trust Units") of the Trust became the Shareholders of the Corporation. Unless the context otherwise requires, all references to compensation paid in 2009 refers to compensation paid to the directors and officers of the Corporation in their capacities as directors and officers of Advantage from July 9, 2009 to December 31, 2009 and in their capacities as directors and officers of Advantage, as administrator of the Trust, from January 1, 2009 to July 9, 2009, as the Corporation is the successor entity to the Trust.

Technical Services Agreement with Longview Oil Corp.

On April 14, 2011, Advantage completed the disposition (the "Transaction") of certain oil-weighted assets of the Corporation (the "Assets") located in West Central Alberta, Southeast Saskatchewan and the Lloydminster area of Saskatchewan to Longview Oil Corp. ("Longview"). The purchase price for the Transaction was $546.9 million, comprised of 29,450,000 common shares of Longview representing a 63% equity ownership and $252.4 million in cash.

Concurrent with closing of the Transaction, Advantage entered into a Technical Services Agreement (the "TSA") with Longview. Under the TSA, Advantage provides the necessary personnel and technical services to manage Longview's business and Longview reimburses Advantage on a monthly basis for its share of general and administrative charges based on respective levels of oil, natural gas and natural gas liquids ("NGLs") production.

Subject to reimbursement by Longview as provided for under the TSA, Advantage is solely responsible for payment of all salaries, consulting fees, benefits and expenses (including severance or termination payments and related expenses) of the Named Executive Officers, including, but not limited to, all source deductions, remittances and assessments such as income tax, employment insurance premiums, Canada Pension Plan contributions, provincial health care contributions and Workers' Compensation contributions and assessments and any other employee benefits. Except as required by the TSA, which provides for a sharing formula for general and administrative expenses based on the relative oil, natural gas and NGLs production of each of Advantage and Longview, Longview is not required to make any direct payments to a Named Executive Officer. The officers of Longview are paid a salary by Advantage and pursuant to, and in accordance with, the TSA and the formula set out therein, a portion of salary is reimbursed by Longview. In addition, all salaries and salary increases for the Named Executive Officers will be reviewed and approved in accordance with the terms of the TSA.

Unless otherwise indicated, the disclosure herein of salaries, bonuses, share-based compensation, benefits, expenses (including severance or termination payments and related expenses) and all other compensation received by the Named Executive Officers only reflects compensation received by such Named Executive Officers attributable to Advantage and does not include the portions of such compensation which were reimbursed to Advantage by Longview pursuant to the TSA.

For information in respect of the compensation received by the Named Executive Officers attributable to Longview, see the Information Circular of Longview for the Annual General Meeting of Shareholders held on May 23, 2012, which is available on Longview's SEDAR profile at www.sedar.com.

Compensation Objectives and Principles

The overall philosophy of Advantage's compensation program is to attract and retain high quality and experienced executives and employees.  Advantage believes that compensation should be fair and equitable compared to compensation paid generally in the oil and gas industry.

The principal objectives of Advantage's executive compensation program for the financial year ended December 31, 2011 were as follows:

(a)	to attract, motivate and retain the management talent needed to achieve Advantage's business objectives and create long-term value for Shareholders;

(b)	provide compensation which is competitive in the market place;

(c)	to motivate performance of Named Executive Officers and to attempt to align the Named Executives' interests with those of the Shareholders; and

(d)	to reward leadership and performance in the achievement of business objectives.

The Compensation Committee took into account compensation practices of other companies operating in the same geographic locations and similar industries to the Corporation, the Corporation's operating and financial performance in comparison to its peers and its budgeted operations and objectives in determining the compensation to be paid to the Named Executive Officers.

Compensation Governance

General

The Compensation Committee is charged with, among other things, a periodic review of directors' and officers' compensation having regard to the Corporation's peers, various governance reports on current trends in directors' compensation and independently compiled compensation data for directors and officers of reporting issuers of comparative size to the Corporation. The Human Resources, Compensation and Corporate Governance Committee is also responsible for identifying new candidates for Board nomination having regard to the strengths and constitution of the Board members and their perception of the needs of the Corporation.  The Compensation  Committee has the authority to hire experts and advisors, including executive search firms, if required.

Compensation Committee

The Compensation Committee is comprised of Carol D. Pennycook (Chair), John A. Howard and Sheila O'Brien.  All members of Advantage's Compensation Committee are independent, in accordance with applicable securities legislation. The skills and experience that enable the members of the Compensation Committee to make decisions on the suitability of the Corporation's compensation policies and practices is summarized below:

•
Carol Pennycook (Chair) - Ms. Pennycook is a partner at the Toronto office of Davies Ward Phillips & Vineberg, LLP, a national law firm. Ms. Pennycook received her JD (law) in 1980 and has been a partner since 1986.  A significant portion of Ms. Pennycook's practice involves financing transactions.

•
John A. Howard - Mr. Howard is a private investor and company director in the Canadian oil and gas sector.  Since 2000, Mr. Howard has been a director of seven reporting issuers and a director of ten widely held private non-reporting issuers. Prior to 2000, Mr. Howard was the President and/or Chief Executive Officer of four intermediate sized Canadian oil and gas producers, namely, Barrington Petroleum, Seagull Energy Canada, Novalta Resources and Aberford Resources.

•
Sheila O'Brien - Ms. O'Brien has been President and a director of Belvedere Investments since April, 2004. From July 1998 to April 2004, she was Senior Vice President, Human Resources, Public Affairs, Investor and Government Relations with Nova Chemicals Corporation. Among her other accomplishments, Ms. O'Brien was designated as Member, Order of Canada in 1998.

Mandate of the Compensation Committee

The Compensation Committee was constituted to assist the board in meeting their responsibilities by:

•	reviewing and reporting to the directors concerning the overall compensation program and philosophy;

•	reviewing and recommending to the directors the compensation program, remuneration levels and incentive plans and any changes therein for senior management, including the chief executive officer;

•
reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and either, as a Committee or together with the independent directors (as determined by the board) determine and approve the CEO's compensation based on this evaluation;

•	making recommendations to the directors with respect to compensation of executive officers other than the CEO and incentive compensation and equity based plans that are subject to board approval;

•	reviewing the adequacy and form of compensation to the directors ensuring it realistically reflects their responsibilities and risk; make recommendations to the directors;

•	reviewing and evaluating management's recommendations as to the allocation of Restricted Shares under the RSPIP and formulate a recommendation to the directors for approval;

•
reviewing annually and recommending for approval to the directors the executive compensation disclosure and "Report on Executive Compensation" disclosure of the Corporation in the Corporation's information circular;

•	reviewing annually the Compensation Committee's Terms of Reference;

•	administering the RSPIP and any other incentive plans implemented by the Corporation, in accordance with their respective terms;

•	producing a report on executive officer compensation on an annual basis; and

•	succession planning in respect of senior executives and guidance in respect of executive capacity.

At no time since the most recently completed financial year of the Corporation, has a compensation consultant or advisor been formally retained by the Corporation to assist the Board or the Compensation Committee in determining the compensation of the directors or executive officers of the Corporation.

Compensation Committee Review Process

The Compensation Committee reviewed the compensation of the Named Executive Officers for the year ended December 31, 2011 to ensure that such compensation attracted and retained a strong management team and recommended to the Board for approval the compensation of such Named Executive Officers. The Compensation Committee, when making salary determinations, takes into consideration individual salaries paid to executives of other issuers within the oil and gas industry with between 10,000 and 100,000 barrels of oil equivalent production per day as published by independent consultants who regularly review compensation practices in Canada, industry reports and surveys and by review of peer companies.  The peer organizations determined in this analysis and benchmarked against operate in similar business environments to Advantage.  They also have executive management positions similar to those within Advantage that reflect the scope of responsibilities required at the executive level.

Components of Compensation

Total compensation for Named Executive Officers in 2011 consisted of base salary, bonuses, Restricted Shares, contributions to the employee share purchase plan (the "Purchase Plan") of Advantage and certain perquisites and benefits. For the Named Executive Officers, base salary represented 18% of total compensation, bonuses represented 22% of total compensation, Restricted Shares represented 58% of total compensation and certain perquisites and benefits (including Purchase Plan contributions) represented 2% of total compensation. This compensation package is designed to reward performance based on the achievement of performance goals and objectives and to be competitive with comparable companies in the market in which Advantage competes for talent.

A component of Advantage’s compensation in 2011 included the RSPIP, the calculation of which was partially determined based on Advantage’s Share performance as compared to the share performance of an approved peer group. Since July 1, 2010 when amendments approved by Shareholders became effective, the peer group has consisted of those companies that comprise the S&P/TSX Capped Energy Index such to provide Advantage with a consistent, clearly identified peer group.

The Compensation Committee reviews the evaluation and compensation data and consults with the CEO and CFO before making a determination to recommend approval of or changes to compensation to the full Board.

The Compensation Committee endeavours to find an appropriate balance between fixed and variable compensation and cash versus equity incentive compensation.  Cash compensation (base salary, benefits and perquisites and a discretionary annual bonus) primarily reward individual performance and equity incentive rewards (Restricted Shares) encourage the Named Executive Officers to continue to deliver favourable results over a longer period of time and serve as an employment retention mechanism.

In assessing individual executive performance, consideration is given to factors such as level of responsibility, experience and expertise, as well as more subjective factors such as leadership and performance in such Named Executive Officer's specific role.  The Compensation Committee also considers quantitative factors in determining compensation of Named Executive Officers such as financial and operational results, reserves growth, staff development, corporate governance, environmental health and safety and the vision and growth strategy of the Corporation. For annual long-term incentive awards, the Compensation Committee primarily considers a Named Executive Officer's potential for future high-quality performance and leadership as part of the executive management team, taking into account past performances as a key indicator.

Risk Adjusted Compensation

As part of its review of the Corporation's compensation program for the year ended December 31, 2011, the Compensation Committee considered whether the compensation program provided executive officers of the Corporation with adequate incentives to achieve both short and long term objectives without motivating them to take inappropriate or excessive risk. This assessment was based on a number of considerations including, without limitation, the following: (a) the terms of the RSPIP provide that Restricted Shares will vest as to one-third on the Grant Date (as defined in the RSPIP) and as to one-third on each of the first and second anniversaries of the Grant Date. This encourages executive officers to continue to develop favourable results over a longer period of time and reduces the risk of actions which may have short term advantages; (b) a portion of executive compensation in the form of bonuses is not guaranteed and is variable year over year. The Board has discretion to pay bonuses to Named Executive Officers based on recommendations made by the Compensation Committee, which recommendations are based on internal corporate, administrative, operating and financial and reserve addition performance as compared to annual quantitative and qualitative targets; (c) the Corporation's compensation program is not structured significantly differently from the compensation program for the executive officers of its subsidiaries, including Longview; (d) the Corporation's compensation program for certain executive officers is not structured significantly differently from the compensation program for other executive officers within the Corporation; and (e) the overall compensation program is market based and aligned with the Corporation's business plan and long-term strategies.

Salary

Named Executive Officers' salaries are reviewed annually and are established taking into consideration individual salaries as compared to those paid to executives of other companies within the oil and gas industry.  Base salaries are designed to provide income certainty and to attract and retain executive management.  The CEO's salary level was below the median range for oil and gas issuers similar to Advantage.  The process undertaken by the Compensation Committee to determine the CEO's salary requires that the CEO receive an industry competitive salary, as approved by the Board.

Bonus Plan

The Board has discretion to pay bonuses to Named Executive Officers based upon recommendations made by the Compensation Committee, which, after review and consideration of submissions in that regard by the CEO and CFO, makes a recommendation to the Board for approval.  Bonuses paid to the Named Executive Officers for the year ended December 31, 2011, totalled $1,586,703. The payment of annual bonuses is designed to reward exceptional performance of the Named Executive Officers based on internal corporate, administrative, operating and financial and reserve addition performance as compared to annual quantitative and qualitative targets.

Long Term Compensation - Restricted Shares

Restricted Shares were viewed as an important aspect of total compensation for Named Executive Officers for the year ended December 31, 2011, serving to align the interests of Named Executive Officers with those of the Shareholders and were a key factor in retaining and motivating Named Executive Officers.

The TSX Company Manual requires that every three years after the institution of a security based compensation arrangement all unallocated rights, options or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer's directors and by the issuer's security holders. The RSPIP was originally approved by Shareholders on July 9, 2009 and, as Shareholder approval of the RSPIP was not obtained within the three year period required by the TSX, the RSPIP has expired. As a result, the Corporation cannot grant any further Restricted Shares under the RSPIP. See "Executive Compensation - Compensation Discussion and Analysis - General".

The principal purposes of Advantage’s RSPIP were: to retain and attract qualified directors, officers, employees and consultants that Advantage and its affiliates require; to promote a proprietary interest in Advantage by such directors, officers, employees and consultants and to encourage such persons to remain in the employ of Advantage and its affiliates and put forth maximum efforts for the success of the business of Advantage; and to focus officers, employees, directors and consultants of Advantage and its affiliates on operating and financial performance and Shareholder returns. See "Share-based Awards - Advantage RSPIP" below.

The long-term incentive program of the Trust was comprised of Restricted Units ("RU Plan") granted by the Board to the Named Executive Officers and other employees. Pursuant to the Arrangement, all outstanding Restricted Units were converted to Restricted Shares under Advantage’s RSPIP such that the holders of Restricted Units have the right to receive, upon vesting, Common Shares instead of Trust Units.  In connection with the Arrangement and the adoption of the RSPIP, the RU Plan was terminated and no further grants of Restricted Units were made under the RU Plan.

Other Compensation

Employee Share Purchase Plan

Advantage provides a Purchase Plan pursuant to which all full-time employees, including executive management, of Advantage may contribute for investment under the Purchase Plan, an amount of their regular base salary ranging from a minimum of 0% to a maximum of 5% (based upon 1% increments), excluding bonuses, deferred compensation, overtime pay, statutory holiday pay or any special incentive compensation payments.  Advantage will then match the contribution on a 2:1 basis. Advantage uses the contributions to acquire Common Shares on behalf of the employees through open market purchases at the current market price on the TSX.  For the year ended December 31, 2011, $152,000 was contributed by Advantage to match the contributions of the Named Executive Officers.  Advantage's Named Executive Officers are eligible to participate in the Purchase Plan on the same basis as all other full-time employees of Advantage.

Perquisites and Benefits

In order to attract and retain high quality executive talent and offer competitive levels of compensation, Advantage provides certain perquisites and benefits to Named Executive Officers. The elements described below are reviewed periodically to ensure an appropriate benefit level is maintained.

Executive officers are eligible for benefits paid by Advantage, including life insurance, accidental death and dismemberment, short-term disability, long-term disability, supplementary medical, dental and paid parking.

Option-Based Awards

Applicable Canadian securities legislation defines an "option-based award" as an award under an equity incentive plan of options, including share options, share appreciation rights and similar instruments that have option-like features.

Advantage did not grant any option-based awards during 2011 and there are currently no option-based awards outstanding.

Share-Based Awards

Applicable Canadian securities legislation defines a "share-based award" as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.  The RSPIP grants share-based awards to Advantage Service Providers. For the year ended December 31, 2011, Advantage granted share-based awards to certain executive officers and directors of Advantage.

The summary of the RSPIP described below is applicable to Advantage's executive compensation program for the financial year ended December 31, 2011. As noted in this Information Circular under "Matters to be Acted Upon at the Meeting - Approval of Stock Option Plan", the RSPIP has expired. As a result, the Corporation cannot grant any further Restricted Shares under the RSPIP and there are no Restricted Shares outstanding as of August 9, 2012.

Advantage RSPIP

Hugessen Consulting Inc. ("Hugessen") was retained by the Board in May, 2009 to assist the Board in its review and consideration of the draft RSPIP and to provide information and advice with respect to the competitiveness of the RSPIP. Following review by management of Advantage, the Compensation Committee, the Board and information and advice received from Hugessen, the Board approved the RSPIP on June 3, 2009.  The Board's approval of the RSPIP reflects factors and considerations in addition to the information and advice provided by Hugessen. Hugessen was paid $68,200 for their services. Shareholders approved the RSPIP on July 9, 2009.

Hugessen was retained by the Board in March, 2010 to assist the Board in its review and consideration of proposed amendments to the RSPIP and to provide information and advice with respect to the competitiveness of the RSPIP. Following review by management of Advantage, the Compensation Committee, the Board and information and advice received from Hugessen, the Board approved amendments to the RSPIP. The Board's approval of the RSPIP reflects factors and considerations in addition to the information and advice provided by Hugessen. Hugessen was paid $55,784 for their services. Shareholders approved amendments to the RSPIP on May 26, 2010.

Under the terms of the RSPIP, any Service Provider may be granted Restricted Shares. Each Restricted Share will entitle the holder to be issued the number of Common Shares designated in the Restricted Share Award and such Restricted Share will vest with Common Shares issued as to one-third on the Grant Date (as defined in the RSPIP) and as to one-third on each of the first and second anniversary dates of the Grant Date or such earlier or later dates as may be determined by the Board.  Generally, except in certain circumstances, grants of Restricted Shares will take place on a quarterly basis on or about April 15, July 15, October 15 and January 15 of each year.

A holder of Restricted Shares may elect, subject to the consent of Advantage, that Advantage pay an amount in cash equal to the aggregate current market value of the Common Shares to which the Grantee (as defined below) is entitled under his or her Restricted Shares Award in lieu of the issue of Common Shares under such Restricted Share Award.  Absent exceptional circumstances, it is anticipated that Advantage will only consent to a cash payment (in lieu of Common Shares) where the 5% Cap (as defined below) has been reached.  The amount payable (as adjusted in accordance with the RSPIP) to the Grantee is based on the closing price of the Common Shares on the TSX or such other stock exchange on which the Common Shares are then listed and posted for trading from time to time ("Exchanges"), on the trading day immediately preceding the issue date of the Common Shares.  If Advantage and the Grantee so agree, all or a portion of this amount may be satisfied in whole or in part by Common Shares acquired by Advantage on the Exchanges or from Advantage, as an issuance of treasury Common Shares, or a combination thereof provided that the total number of Common Shares that may be so acquired on the Exchanges within any twelve month period may not exceed 5% of the issued and outstanding Common Shares as at the beginning of the period.

In the event of a change in control of Advantage, as defined in the RSPIP, the vesting provisions attaching to the Restricted Shares are accelerated and all unexercised Restricted Shares will vest with Common Shares issued immediately prior to the date upon which the change of control is completed. A "change of control" is defined in the RSPIP to include the sale or disposition by the Corporation of all or substantially all of its assets located at Glacier, Alberta, including any bona fide reorganization transaction pursuant to which the Shareholders of the Corporation exchange their Common Shares for the securities of one or more other entities, whether affiliated with the Corporation or not.

Pursuant to the RSPIP, unless otherwise determined by the Board taking into account appropriate factors or unless otherwise provided in a Restricted Share Award Agreement pertaining to a particular grant of Restricted Shares or any written employment agreement governing a Grantee's role as a Service Provider, if a Grantee ceases to be a Service Provider as a result of: termination for cause, effective as of the date notice is given of such termination, all outstanding Restricted Share Award Agreements under which Restricted Shares have been made to such Grantee, shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by the Grantee; being terminated other than a termination for cause, all Common Shares awarded to such Grantee under any outstanding Restricted Shares shall be issued on the cessation date; voluntary resignation (including retirement), all outstanding share award agreements under which Restricted Shares have been made to such Grantee shall be terminated, and all rights to receive Common Shares thereunder shall be forfeited; voluntary retirement, with such Service Provider over the age of 62 years with in excess of ten years of recognized service to the Corporation to receive Restricted Shares that will vest over a two year period, unless otherwise determined by the Board in accordance with the existing provisions of the RSPIP that the Restricted Shares may be subject to accelerated vesting; death, all Common Shares awarded to such Grantee under any outstanding share award agreements shall be issued as of the Grantee's date of death.

Except in the case of death, the right to receive Common Shares pursuant to Restricted Shares granted to a Service Provider may only be exercised by such Service Provider personally.  Except as otherwise provided in the RSPIP, no assignment, sale, transfer, pledge or charge of Restricted Shares, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Shares whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Restricted Shares shall terminate and be of no further force or effect.

The RSPIP provides that the maximum number of Common Shares reserved for issuance from time to time pursuant to Restricted Shares shall not exceed a number of Common Shares equal to 5% of the issued and outstanding Common Shares from time to time.  No single Advantage Service Provider may be granted any Restricted Shares which, together with all Restricted Shares then held by such Grantee, would entitle such Grantee to receive a number of Common Shares which is greater than 5% of the issued and outstanding Common Shares, calculated on an undiluted basis (the "5% Cap").  In addition: (i) the number of Common Shares issuable to insiders at any time, under all security based compensation arrangements of Advantage, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements of Advantage, shall not exceed 10% of the issued and outstanding Common Shares.  The number of Common Shares issuable pursuant to the RSPIP to all directors of Advantage who are not officers or employees of Advantage or its affiliates will be limited to a maximum of 0.5% of the issued and outstanding Common Shares.

Subject to the 5% Cap and a circumstance where there is a Change of Control (as defined in the RSPIP), the RSPIP is also restricted by quarterly maximum grants equal to the RS Pool calculated based on the immediately prior Return Period (as defined in the RSPIP) divided by the Common Share Market Price (as defined in the RSPIP) at March 31, June 30, September 30 and December 31, as applicable, of the applicable Return Period.  The "RS Pool" is defined in the RSPIP as the Market Capitalization (as defined in the RSPIP) for the Return Period multiplied by the Participation Factor (defined in the RSPIP).  Accordingly, the size of the available RS Pool for Restricted Shares in a given Return Period will be a function of the total investment return provided to Advantage Shareholders and Advantage's relative performance against its peer group, currently consisting of those companies that comprise the S&P/TSX Capped Energy Index.

Subject to the limits on the number of Common Shares issuable pursuant to Restricted Shares outstanding at any time under the RSPIP as set forth in Sections 6(a) and 7(a) of the RSPIP, and except in the case of a Change of Control (where the 5% Cap on the Common Shares issuable under Restricted Shares awarded must be maintained but, to the extent that the RS Pool calculated for the applicable Return Period together with the then issued Restricted Shares would exceed the 5% Cap, any surplus Restricted Shares ("Surplus Restricted Shares") that would have otherwise resulted in the issue of Common Shares will be paid out in cash calculated by multiplying the number of Surplus Restricted Shares by the Common Share Market Price seven (7) Business Days prior to the date of the Change of Control), the Restricted Shares eligible for grant for any applicable Return Period shall be equal to the RS Pool calculated based on the immediately prior Return Period divided by the Common Share Market Price on the Grant Date.

If the issue date for Common Shares is scheduled to occur during a period during which the relevant Grantee is prohibited from being issued Common Shares due to trading restrictions imposed by the Corporation in accordance with its trading policies affecting trades by directors, officers and employees in the Corporation's securities (a "Blackout Period") applicable to the relevant Grantee, then, to the extent that any Common Shares are to be issued in respect of the Restricted Shares, the issue date shall be the date that is two business days after the expiry date of the Blackout Period.

In the event: (i) of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; (ii) that any rights are granted to Shareholders to purchase Common Shares at prices substantially below fair market value (as defined in the RSPIP); or (iii) that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities; then, in any such case, the Board may make such adjustments to the RSPIP, to any Restricted Shares and to any Restricted Share Award Agreements outstanding under the RSPIP as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees under the RSPIP.

The RSPIP may only be amended, modified or terminated with the approvals of the TSX and the Advantage shareholders by ordinary resolution at a meeting of the Advantage shareholders as may be required pursuant to the policies of the TSX.  Notwithstanding any other provision contained in the RSPIP, in the case of a Change of Control or a proposed Change of Control (as such terms are defined in the RSPIP), the RSPIP may not be amended in any manner that diminishes or impairs the rights and entitlements of Service Providers under the RSPIP (including, but not limited to, any Restricted Share Awards or ungranted awards earned or accrued prior to a Change of Control) without the consent of the Service Provider Representatives (as defined in the RSPIP).  Approval of the Advantage shareholders will not be required for amendments of a "housekeeping" nature (i.e. clerical, typographical or administrative matters).

Without limiting the generality of the foregoing, approval of Shareholders will be required, in accordance with the policies of the TSX, in order for Advantage to: (a) amend the RSPIP to increase the percentage of Common Shares reserved for issuance pursuant to Restricted Shares in excess of the 5% limit currently prescribed; (b) amend the amending provision of the RSPIP; (c) make any amendment to the RSPIP that permits a Grantee to transfer Restricted Shares to a new beneficial Grantee other than in the case of the death of the Grantee; and (d) amend the RSPIP to make any change to the eligible Service Providers under the RSPIP which would have the potential of broadening or increasing insider participation. Notwithstanding the foregoing, no proposed amendment, modification or termination may alter or impair any previously granted Restricted Shares.

For the year ended December 31, 2008, 691,178 Restricted Units were granted under the RU Plan on January 15, 2009 (which Restricted Units were converted to Restricted Shares on completion of the Arrangement) and from July 9, 2009 to December 31, 2009 there were 2,606,923 Restricted Shares granted. For the period from January 1, 2010 to December 31, 2010 there were 2,547,020 Restricted Shares granted. For the period from January 1, 2011 to December 31, 2011 there were 1,443,956 Restricted Shares granted and as of December 31, 2011 there were 2,117,710 Restricted Shares outstanding. A summary of the Restricted Shares granted to Service Providers including the key parameters and targets established under the RSPIP that determine the grants are as follows:

Return Period(1)			RSPIP Parameters(2)		RSPIP Grant
From	To	Date Granted	Total Return Percentage	Peer Group Percentile Rank	Number of Restricted Shares granted (#)(3)	Grant date fair value of Restricted Shares granted(4) ($)
July 9, 2009	December 31, 2009	January 12, 2010	44.4%	30%	779,013	5,663,425
July 9, 2009	March 31, 2010	April 12, 2010	44.0%	50%	979,915	6,830,008
July 9, 2009	June 30, 2010	July 12, 2010	30.2%	25%	788,092	5,146,241
September 30, 2009	September 30, 2010	N/A(5)	-2.7%	17%	Nil(5)	Nil(5)
January 1, 2010	December 31, 2010	January 12, 2011	2.1%	17%	67,343	468,034
April 1, 2010	March 31, 2011	April 11, 2011	32.0%	35%	816,579	6,761,274
July 1, 2010	June 30, 2011	July 12, 2011	18.7%	48%	560,034	4,004,243
October 1, 2010	September 30, 2011	N/A(5)	-33.3%	12%	Nil(5)	Nil(5)
January 1, 2011	December 31, 2011	N/A(5)	-37.0%	20%	Nil(5)	Nil(5)

Notes:

(1)	The Return Period is as defined per the RSPIP and generally comprises a twelve month period beginning no earlier than the date of conversion to a corporation on July 9, 2009.
(2)
The primarily key parameters and targets that determine whether or not there is a grant of Restricted Shares and the magnitude of such a grant are the Total Return Percentage and the Peer Group Percentile Rank during the Return Period, as defined per the RSPIP.

(3)
Each Restricted Share will entitle the holder to be issued the number of Common Shares designated in the Restricted Share Award and such Restricted Shares will vest with Common Shares issued as to one-third on the Grant Date (as defined in the RSPIP) and as to one-third on each of the first and second anniversary dates of the Grant Date or such earlier or later dates as may be determined by the Board. The Board has not accelerated the vesting terms for any of the Restricted Shares granted since inception of the RSPIP.

(4)
Represents the grant date fair value of Restricted Shares granted under the RSPIP.  Specifically, the fair value of the Restricted Shares was based on the closing trading price on the TSX on the respective dates of grant. The value of Restricted Shares can fluctuate significantly from the grant date fair value method of valuation as a result of changes in the trading price of the Shares.

(5)	As the Total Return Percentage was negative and Advantage was within the bottom 1/3 of the Peer Group Percentile Rank for the Return Period, there was no grant of Restricted Shares during the period.

Other Information Concerning Executive Compensation

Pursuant to Advantage's Disclosure, Confidentiality and Trading Policy, directors and NEOS shall not knowingly sell, directly or indirectly, a security of the Corporation if such person selling such security does not own or has not fully paid for the security to be sold. In addition, directors and NEOs shall not directly or indirectly buy or sell a call or put in respect of a security of the Corporation. Notwithstanding these prohibitions, a director or NEO may sell a security which such person does not own if such person owns another security convertible into such security or an option or right to acquire such security sold and within 10 days after the sale, such person: (i) exercises the conversion privilege, option or right and delivers the securities so associated to the purchaser; or (ii) transfers the convertible security, option or right, if transferable, to the purchaser.

Other than as disclosed above, Advantage does not have any written policies which prohibit a NEO or director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following graph illustrates our five year cumulative Shareholder return, as measured by the closing price of the Trust Units and Common Shares, as applicable, at the end of each financial year, assuming an initial investment of $100 on December 31, 2006, compared to the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index assuming the reinvestment of distributions of the Trust, where applicable.

	2006/12	2007/12	2008/12	2009/12	2010/12	2011/12
Advantage	100	84	63	86	84	53
S&P/TSX Capped Energy Index	100	111	71	101	113	96
S&P/TSX Composite Index	100	110	74	99	117	107

During 2007 and 2008, the Trust Unit price was negatively impacted by the turbulence in the global economic markets, along with the Canadian and global equity markets in general. In 2009, we announced the discontinuance of monthly distributions in conjunction with our intention to convert to a growth-oriented corporation. Our conversion to a corporation was approved by the Unitholders and completed in July 2009. Since becoming a corporation, the Share price performance improved during the remainder of 2009 and was relatively stable throughout much of 2010. During 2011 natural gas prices continued to significantly weaken from high US domestic production and mild weather conditions that resulted in historic high natural gas inventory levels. As a result, this environment has placed considerable downward pressure on the Corporation’s Share price.

It is challenging to compare the trend in executive compensation to the performance graph given the Arrangement, ongoing global economic factors, fluctuating commodity prices, and continued development and operating successes. In 2009, in conjunction with converting to a corporation, we completed two significant asset dispositions, an equity financing and an issuance of convertible debentures with the net proceeds utilized to reduce outstanding bank debt. During 2010, we completed two additional significant dispositions of non-core natural gas-weighted assets with the net proceeds utilized to reduce bank debt. During 2011, we completed an initial public offering of Longview with the net proceeds utilized to reduce bank debt. These recapitalization efforts have considerably increased our financial flexibility throughout the years and strengthened our balance sheet. Our capital program from 2008 through 2011 has been efficiently executed with financial discipline that has delivered drilling results that exceeded expectations and provided record positive reserve additions.  Additionally, we have continued to experience considerable operating accomplishments in regard to operating cost optimization and general cost management. As a result of the improved Share price performance from 2008 through early 2011, as well as significant financial and operating accomplishments, Named Executive Officer total compensation available through the equity incentive elements, has been positively impacted. However, Advantage's Share price has dropped significantly during the last half of 2011 primarily due to the significant reduction in the price of natural gas that adversely impacts our financial results, as 94% of Advantage’s corporate production is from natural gas.  Consequently, there have been no new grants of share-based awards during this period.

Summary Compensation Table

The following table sets forth information concerning the compensation paid to the Named Executive Officers for the years ended December 31, 2011, 2010 and 2009.

Name and principal position(9)	Year	Salary(8) ($)	Share-based awards(1) ($)	Option- based awards (2) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation(4)(5)(8)
					Annual incentive plans(3)	Long-term incentive plans			Total compensation ($)
Andy Mah(6) President and Chief Executive Officer	2011 2010 2009	325,251 385,000 385,000	1,190,228 1,917,242 1,850,208	N/A N/A N/A	387,660 450,000 425,000	Nil Nil Nil	Nil Nil Nil	39,567 46,811 52,732	1,942,706 2,799,053 2,712,940
Kelly Drader(6) Chief Financial Officer	2011 2010 2009	325,251 385,000 385,000	1,034,734 1,499,389 1,446,959	N/A N/A N/A	387,660 450,000 360,000	Nil Nil Nil	Nil Nil Nil	39,356 46,141 45,925	1,787,001 2,380,530 2,237,884
Neil Bokenfohr Vice President, Exploitation	2011 2010 2009	211,202 250,000 250,000	680,294 1,044,650 1,008,126	N/A N/A N/A	270,461 300,000 300,000	Nil Nil Nil	Nil Nil Nil	27,818 32,483 32,750	1,189,775 1,627,133 1,590,876
Weldon Kary Vice President, Geosciences and Land	2011 2010 2009	211,202 250,000 250,000	680,294 1,044,650 1,008,126	N/A N/A N/A	270,461 300,000 300,000	Nil Nil Nil	Nil Nil Nil	27,606 32,233 32,438	1,189,563 1,626,883 1,590,564
Patrick Cairns(7) Senior Vice President	2011 2010 2009	211,202 178,384 250,000	516,279 1,044,650 1,008,126	N/A N/A N/A	270,461 300,000 300,000	Nil Nil Nil	Nil Nil Nil	27,353 30,488 32,381	1,025,295 1,553,522 1,590,507

Notes:

(1)
Represents the grant date fair value of Restricted Shares granted under the RSPIP (or Restricted Units granted under the RU Plan prior to July 9, 2009, as applicable). Specifically, the fair value of the Restricted Shares and Restricted Units, as applicable, was based on the closing trading price on the TSX on the date of grant. The value of Share-based awards can fluctuate significantly from the grant date fair value method of valuation as a result of changes in the trading price of the Shares.

(2)	Advantage does not have any option-based awards outstanding.
(3)
Reflects cash bonuses earned in 2009 and paid in 2010, cash bonuses earned in 2010 and paid in 2011 and cash bonuses earned in 2011 and paid in 2012. All bonus payments disclosed were paid to the NEOs in their capacities as NEOs of Advantage and do not include any bonus payments attributable to Longview.

(4)
Perquisites received by each of the Named Executive Officers including property or other personal benefits provided to the Named Executive Officers include: medical and dental benefits; life insurance; short-term disability and long-term disability insurance; parking allowance; and the Purchase Plan. These benefits are intended to be comparable with those that the Named Executive Officers would receive if employed elsewhere in the industry.

(5)
Other compensation includes contributions made by Advantage on behalf of Named Executive Officers pursuant to the matching provisions of the Purchase Plan. Advantage contributed under the Purchase Plan for the Named Executive Officers an aggregate of $152,189 in 2009, $152,000 in 2010 and $152,000 in 2011.

(6)
On January 27, 2009: (i) Mr. Andy Mah, the former President and Chief Operating Officer, was appointed to the position of Chief Executive Officer; (ii) Mr. Kelly Drader, the former Chief Executive Officer, was appointed as President and Chief Financial Officer; (iii) Mr. Craig Blackwood, the former Director of Finance, was appointed as Vice-President, Finance; and (iv) Mr. Peter Hanrahan, the former Vice-President, Finance and Chief Financial Officer, resigned from such positions. On April 21, 2011 Mr. Drader resigned as President of the Corporation and Mr. Mah was appointed President.

(7)	Mr. Patrick Cairns annual salary was reduced in 2010 due to a personal leave of absence during the year.

(8)
Salary and all other compensation amounts received only reflect the portion of compensation attributable to Advantage and does not include the portion of such compensation which was reimbursed to Advantage by Longview pursuant to the TSA. A summary of the compensation paid to the Named Executive Officers for the year ended December 31, 2011 , which was attributable to Longview is as follows:

Name	Salary ($)	Share-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation	Total compensation ($)
			Annual incentive plans
Andy Mah	59,749	178,712	42,340	7,269	288,070
Kelly Drader	59,749	156,075	42,340	7,230	265,394
Neil Bokenfohr	38,798	102,363	29,539	5,110	175,810
Weldon Kary	38,798	102,363	29,539	5,071	175,771
Patrick Cairns	38,798	102,363	29,539	5,025	175,725

For further information in respect of the compensation received by the Named Executive Officers attributable to Longview, see the Information Circular of Longview for the Annual General Meeting of Shareholders held on May 23, 2012, which is available on Longview's SEDAR profile at www.sedar.com.

(9)
Mr. Craig Blackwood is the Vice President of Finance of Advantage and is not a Named Executive Officer of Advantage. Mr. Craig Blackwood is the Chief Financial Officer of Longview and is a Named Executive Officer of Longview. During 2011, the following compensation amounts were paid by Advantage to the Longview Named Executive Officer in his capacity as an officer of Advantage and does not include compensation amounts which were reimbursed to Advantage by Longview pursuant to the TSA: Salary $185,858; Share-based awards $464,201; Annual incentive plans $270,461; All other compensation $24,885; Total compensation $945,405.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth for each Named Executive Officer all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2011.

	Option-based Awards(3)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of Shares that have not vested(1) (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Andy Mah	Nil	N/A	N/A	N/A	233,630	990,591	Nil
Kelly Drader	Nil	N/A	N/A	N/A	191,570	812,257	Nil
Neil Bokenfohr	Nil	N/A	N/A	N/A	130,006	551,225	Nil
Weldon Kary	Nil	N/A	N/A	N/A	130,006	551,225	Nil
Patrick Cairns	Nil	N/A	N/A	N/A	115,952	491,636	Nil

Notes:

(1)	Represents Restricted Shares granted to Named Executive Officers.
(2)
Represents the fair value of Restricted Shares under the RSPIP held by the Named Executive Officers. The fair value is calculated by multiplying the number of Restricted Shares that have not vested by the closing price of the Shares on December 31, 2011 of $4.24 per Share.

(3)	Advantage does not have any option-based awards outstanding.

Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer, the value of option-based awards and share-based awards which vested during the year ended December 31, 2011 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2011. The vesting terms are subject to the RSPIP and the Board has not accelerated the vesting terms for any of the Restricted Shares granted since inception of the RSPIP.

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year(3) ($)
Andy Mah	Nil	1,669,793	387,660
Kelly Drader	Nil	1,204,319	387,660
Neil Bokenfohr	Nil	956,143	270,461
Weldon Kary	Nil	956,143	270,461
Patrick Cairns	Nil	770,865	270,461

Notes:

(1)	Advantage does not have any option-based awards outstanding.
(2)
Represents the vesting date fair value of Restricted Shares under the RSPIP held by the Named Executive Officers. The fair value is calculated by multiplying the number of Restricted Shares that have vested by the market price of the Shares on the applicable vesting dates.

(3)
Reflects cash bonuses earned in 2011 and paid in 2012. All bonus payments disclosed were paid to the NEOs in their capacities as NEOs of Advantage and do not include any bonus payments attributable to Longview.

Termination and Change of Control Benefits

Effective June 23, 2006, each of the Named Executive Officers, including the CEO, entered into executive employment contracts with Advantage.  These contracts provide for participation by the Named Executive Officers in the RSPIP, in any bonus plan in place, participation in any benefit plans in place and further provide for certain payments to be made where the executive is terminated without "just cause", without "good reason" or upon a "change of control". The Named Executive Officer may terminate his employment with Advantage for any reason upon thirty (30) days written notice.

If the executive is terminated without "just cause", without "good reason" or upon a "change of control", the agreements provide that in respect of Messrs. Mah and Drader, the executive will be entitled to 1.5 times the executive's then annual salary (the "Retirement Allowance") plus an amount equal to 15% of the Retirement Allowance as well as 1.5 times the average cash bonus (if any) paid to the executive by the Corporation under the cash bonus plan during the prior two year period, in each case less the required withholdings or deductions.  For the balance of the Named Executive Officers, namely Messrs. Cairns, Bokenfohr and Kary, the entitlements are the same except that such executive officers are only entitled to one times the executive's then annual salary and one times the average cash bonus paid over the prior two years (i.e. rather than 1.5 times such amounts, as was the case for Messrs. Mah and Drader).

Estimated Incremental Compensation on
Termination Without "Just Cause", Without "Good Reason", or Upon a "Change of Control"
(based on hypothetical termination as at December 31, 2011 and assuming no withholdings or deductions)

	Compensation Components
Name	Retirement Allowance(1) ($)	15% of Retirement Allowance ($)	Bonus(2) ($)	TOTAL ($)
Andy Mah	487,877	73,182	628,245	1,189,304
Kelly Drader	487,877	73,182	628,245	1,189,304
Neil Bokenfohr	211,202	31,680	285,231	528,113
Weldon Kary	211,202	31,680	285,231	528,113
Patrick Cairns	211,202	31,680	285,231	528,113

Notes:

(1)
The annual salary amount reflects the portion of compensation attributable to Advantage and does not include the portion of such compensation which would be subject to reimbursement by Longview to Advantage pursuant to the TSA.

(2)	Reflects cash bonuses earned in 2011 and paid in 2012. The bonus amount reflects the amounts attributable to Advantage and does not include any bonus amount attributable to Longview.

Pension Plans and Retiring Allowances

Advantage does not currently provide its Named Executive Officers, including the CEO, with pension plan benefits or retiring allowances.

Director Compensation

Effective August 11, 2006, the Chair of Advantage is paid a flat fee annual retainer of $200,000 and each of the other directors of Advantage, with the exception of those who are employees of Advantage, receive a flat fee annual retainer of $100,000 plus expenses of attending Board or committee meetings.  No meeting fees were paid to independent directors during the last completed fiscal year, as, absent exceptional circumstances, directors are not entitled to meeting fees.

In addition, for the year ended December 31, 2011, members of the Board were eligible to receive Restricted Shares pursuant to the RSPIP.  The number of Restricted Shares issuable pursuant to the RSPIP to a director of Advantage who is not an officer or employee of Advantage or its affiliates was limited to a maximum of 0.5% of the issued and outstanding Shares.

Directors' Summary Compensation Table

The following table sets forth for the year ended December 31, 2011, information concerning the compensation paid to our directors other than directors who are also Named Executive Officers.

Name	Fees earned ($)	Share-based awards ($)(1)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Steven Sharpe(3)	200,000	100,774	N/A	N/A	N/A	N/A	300,774
Stephen Balog	100,000	66,768	N/A	N/A	N/A	N/A	166,768
John A. Howard	100,000	66,768	N/A	N/A	N/A	N/A	166,768
Shelia O'Brien	100,000	66,768	N/A	N/A	N/A	N/A	166,768
Ronald McIntosh	100,000	66,768	N/A	N/A	N/A	N/A	166,768
Carol Pennycook	100,000	66,768	N/A	N/A	N/A	N/A	166,768
Paul Haggis	100,000	66,768	N/A	N/A	N/A	N/A	166,768

Notes:

(1)
Represents the grant date fair value of Restricted Shares granted under the RSPIP.  Specifically, the fair value of the Restricted Shares was based on the closing trading price on the TSX on the date of grant. The value of Share-based awards can fluctuate significantly from the grant date fair value method of valuation as a result of changes in the trading price of the Shares.

(2)	Advantage does not have any option-based awards outstanding.
(3)
Mr. Sharpe is also a director of Longview. Compensation paid to Mr. Sharpe does not include any compensation paid to Mr. Sharpe as a director of Longview and only reflects compensation received as a director of Advantage. As a director of Longview, for the year ended December 31, 2011, Mr. Sharpe received fees in the amount of $100,000 and share-based awards with a value of $34,510.

Directors' Outstanding Option-Based Awards and Share-based Awards

The following table sets forth for each of the directors other than directors who are also Named Executive Officers of Advantage, all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2011.

	Option-based Awards(1)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares that have not vested(2) (#)	Market or payout value of share- based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Steven Sharpe	N/A	N/A	N/A	N/A	22,146	93,899	Nil
Stephen Balog	N/A	N/A	N/A	N/A	14,672	62,209	Nil
John A. Howard	N/A	N/A	N/A	N/A	14,672	62,209	Nil
Shelia O'Brien	N/A	N/A	N/A	N/A	14,672	62,209	Nil
Ronald McIntosh	N/A	N/A	N/A	N/A	14,672	62,209	Nil
Carol Pennycook	N/A	N/A	N/A	N/A	14,672	62,209	Nil
Paul Haggis	N/A	N/A	N/A	N/A	14,672	62,209	Nil

Notes:

(1)	Advantage does not have any option-based awards outstanding.
(2)	Represents Restricted Shares granted to directors, other than the directors who are also Named Executive Officers.
(3)
Represents the fair value of Restricted Shares under the RSPIP held by the directors, other than the directors who are also Named Executive Officers. The fair value is calculated by multiplying the number of Restricted Shares that have not vested by the closing price of the Shares on December 31, 2011 of $4.24 per Share.

Directors' Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth for each of the directors other than directors who are also Named Executive Officers of Advantage, the value of option-based awards and share-based awards which vested during the year ended December 31, 2011 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2011. Applicable Canadian securities legislation defines a "non-equity incentive plan" as an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of IFRS 2 Share based Payment (for example, a cash bonus plan).  Advantage did not grant any non-equity incentive plan compensation to its directors during the year ended December 31, 2011.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Steven Sharpe	Nil	146,294	Nil
Stephen Balog	Nil	96,923	Nil
John A. Howard	Nil	96,923	Nil
Shelia O'Brien	Nil	96,923	Nil
Ronald McIntosh	Nil	96,923	Nil
Carol Pennycook	Nil	96,923	Nil
Paul Haggis	Nil	96,923	Nil

Notes:

(1)	Advantage does not have any option-based awards outstanding.
(2)
Represents the vesting date fair value of Restricted Shares under the RSPIP held by the directors, other than directors who are also Named Executive Officers. The fair value is calculated by multiplying the number of Restricted Shares that have vested by the market price of the Shares on the applicable vesting dates.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders RSPIP(2)	2,117,710 Common Shares	N/A(1)	4,003,639 Common Shares
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,117,710 Common Shares	N/A(1)	4,003,639 Common Shares

Notes:

(1)	See "Share Based Awards - Advantage RSPIP".
(2)
As noted in this Information Circular under "Matters to be Acted Upon at the Meeting - Approval of Stock Option Plan", the RSPIP has expired. As a result, the Corporation cannot grant any further Restricted Shares under the RSPIP and there are no Restricted Shares outstanding as of August 9, 2012. See "Executive Compensation - Compensation Discussion and Analysis - General".

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, none of the directors or executive officers of the Corporation or the proposed directors or executive officers of the Corporation, or any person or company that will be the direct or indirect owner of, or will exercise control or direction of, more than 10% of any class or series of the Corporation's outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any past arrangement or any proposed arrangement that has materially affected or will materially affect the Corporation.

Steven Sharpe, a director of Advantage, is also a director of Longview. In addition, following the closing of the Transaction, Advantage and Longview entered into the TSA pursuant to which Advantage provides the necessary personnel and technical services to manage Longview's business. The officers of Longview are Kelly Drader (President and Chief Executive Officer), Craig Blackwood (Chief Financial Officer), Andy Mah (Chief Operating Officer), Neil Bokenfohr (Vice President, Exploitation) and Patrick Cairns (Senior Vice President), each of which are also executive officers of Advantage. These officers of Advantage provide services to Longview under the TSA but remain as employees of Advantage. See "Executive Compensation - Compensation Discussion and Analysis - Technical Services Agreement with Longview Oil Corp." in Schedule "B" to this Information Circular.

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